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                                                                    Exhibit 4(2)

                               [WREI LETTERHEAD]

                                 June 18, 1999

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
Ms. Elizabeth F. Aaroe                            Mr. Robert Deutschman
Principal                                         Cappello Group, Inc.
Fisher Consulting, LLC                            1299 Ocean Avenue, Suite 306
8181 SW Edgewater, West                           Santa Monica, CA  90401
Wilsonville, OR  97070

Mr. Daniel A. Markee                              Mr. Larry B. Faigin
Senior Vice President                             President
LendSource, Inc.                                  GreenPark Group, LLC
566 Prairie Center Drive, Suite 201               3030 Old Ranch Parkway, Suite 450
Eden Prairie, MN  55344                           Seal Beach, CA  90740

Mr. Geoffrey Hawkins                              Mr. Brian Lavin
Capital Research and Management                   American Express Financial Advisors
11100 Santa Monica Boulevard                      3000 IDS Tower 10
Los Angeles, CA  90025                            Minneapolis, MN  55440

Mr. Lawrence Mendelsohn                           Mr. Andrew Wiederhorn
President                                         Chairman and Chief Executive Officer
Wilshire Financial Services Group Inc.            Wilshire Financial Services Group Inc.
1776 SW Madison Street                            1776 SW Madison Street
Portland, OR 97205                                Portland, OR 97205
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          Duties as Directors and Controlling Shareholders of Wilshire
          ------------------------------------------------------------
          Financial Services Group Inc.
          -----------------------------

Dear Elizabeth and Gentlemen,

     As you know, Wilshire Real Estate Partnership L.P. and its parent Wilshire Real Estate Investment Trust Inc. (together "WREI") are the third-largest shareholders of Wilshire Financial Services Group Inc. as a result of the recent restructuring. WREI was nonetheless excluded by the noteholders committee from participating in that group and from participating in selection of the new board. WREI would therefore like to bring some concerns to the attention of the new WFSG board.
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     WREI's primary concern relates to the relationship between the majority of the new board and the two shareholders receiving this letter. The board of WFSG has a fiduciary duty to act in the interest of all shareholders. It is not to take direction from a controlling group of shareholders, or share confidential information with that group that it does not share with all shareholders, unless these controlling shareholders treat themselves as "insiders" for all purposes, including the federal securities laws.

     WREI believes that Capital Research and American Express Financial Advisors may be substantially directing the business of WFSG, and receiving confidential information about WFSG not available to other shareholders. WREI believes this to be contrary to WFSG's representations to noteholders, other creditors of WFSG, and WFSG shareholders that WFSG would be managed by an independent board of directors. For this and other reasons, WREI believes that these shareholders are "affiliates" and "controlling persons" of WFSG under federal banking and securities laws. Among other duties and obligations, these investors may be liable for violations of securities laws by WFSG, and will be subject to limitations on their ability to sell WFSG's equity securities such as those contained in Rule 144. It is the obligation of both these investors and the board of WFSG to see that Rule 144 is followed with regard to the equity securities owned by these two investors.

     WREI would expect that the board of WFSG would function as an independent and collegial body. That means that matters would be discussed by board members with all other board members, and not by some board members with two shareholders. WREI would expect that all board members would consult, for example, about an appropriate replacement for Ed Foehl.

     As you know, WREI is managed by a wholly owned subsidiary of WFSG, Wilshire Realty Services Corporation ("WRSC"). In light of this relationship, the independent directors of WREI are extremely concerned about the effect the restructuring may or will have on the existing management team of WFSG and its subsidiaries, particularly WRSC. WREI believes that unjustified changes in the management team of WRSC could have a deleterious effect on the activities and returns of WREI. WREI would view any unwarranted change in management of WRSC as a default under the management agreement between WRSC and WREI. Similar to the effect a material change in continuity of management of WFSG will have on WREI directly, WREI is concerned about changes both in the board of directors and employees in other WFSG subsidiaries, including First Bank of Beverly Hills F.S.B.

     WREI is already seeing evidence of interference with management of WFSG and its subsidiaries that causes concern. For example, WREI understands that the WFSG board has recently stated that management cannot take any material action without board authorization. If true, hamstringing of management both prevents WREI from obtaining the
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level of service to which it is entitled under its management agreement with
WRSC, and suggests that the board may be improperly interfering with the management of First Bank. It also risks destroying morale among the employees of WFSG and its subsidiaries. These matters are of serious concern to WREI. This is particularly the case with First Bank, since interference with the management of First Bank is not only an issue for WREI but also for the Office of Thrift Supervision.

     WREI is also concerned about who advises WFSG. In light of WFSG's position as the parent company of the manager of WREI, WREI believes that it is essential that WFSG not be advised (other than in disputes between WFSG and WREI) by a party whose interests are directly adverse to WREI. Because of the past and present disputes between WREI, WFSG and certain advisors hired by WFSG, and the risk of potential future conflicts, WREI should be consulted before WFSG hires advisors. WREI reserves the right to publicly note its objection to any advisor hired by WFSG to the extent that advisor has a conflict of interest with WREI.

     Finally, as you know, there is a dispute between WREI and WFSG (principally with the members of the noteholders committee and their advisors) with regard to the dollar amount of a servicing-fee credit at WFSG's 50.01% owned subsidiary, Wilshire Credit Corporation ("WCC"), which provides loan servicing to WREI.
WREI expects the board of directors of WFSG to determine with WREI the resolution of such dispute without ongoing input and advice from other shareholders unless they seek such advice from all shareholders.

     WREI has confined this letter to matters that affect it directly, including the independence of WFSG' board, the effect of events at WFSG or WREI through the Management Agreement and the fee dispute between our companies. These are matters of concern to the independent directors of WREI. We seek only to safeguard the interests of our stockholders. In this spirit, WREI's independent board would like to discuss these issues with you, as well as a response to the proposal in our May 11 letter. WREI must, of course, reserve its right to take whatever action it deems appropriate to enforce both its rights as a shareholder and as a contracting party under the Management Agreement and the loan servicing arrangement with WCC.


                              Very truly yours,


                              WREI by its Independent Board of Directors